Exhibit 99.101

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

Not for distribution into the United States or to U.S. newswire services

NexTech Closes on $3,000,000 Private Placement

Financing Provides Capital To Achieve Planned 10X Revenue Growth in 2020

New York, NY – Toronto, ON – November 22, 2019 – NexTech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for e-commerce and AR learning applications, is pleased to announce that it has closed a non-brokered private placement of 4,000,000 units priced at C$0.75 per unit for gross proceeds of C$3,000,000 (the “Offering”). Each unit is comprised of one common share and one share purchase warrant exercisable at C$0.93 per share for a period of two years from issuance, subject to acceleration. The use of proceeds will be used for increasing the sales team, pursuing M&A opportunities, and general working capital purposes.

Evan Gappelberg CEO of NexTech comments “we are fortunate to have long term investors that continue to invest in NexTech, 75% of the money raised in this round is from existing investors and shareholders which is truly amazing and gratifying, I want to thank our investors for supporting our efforts”. He continues we view this raise as important, as it gives us the funds needed to execute on hitting our stated goals of 10X revenue growth in calendar year 2020”.

A finder’s fee equal to 8% cash and 8% broker warrants was paid upon $913,249.50 and a finder’s fee equal to 4% cash and 4% broker warrants was paid upon $1,642,000.50, in respect to the Offering. Each broker’s warrant was issued on the same terms as the warrants issued under the Offering. All securities issued are subject to a four-month hold period from the date of issuance, expiring on March 23, 2020.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The Company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The Company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry's first end-end solution whereby the Company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent United States registration or an applicable exemption from United States registration requirements.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “expected” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds of the Offering, achieving revenue growth goals for 2020, the estimated size of the AR industry in 2022, the launch timing of ARitize™ Hollywood Studios, the launch timing of ARitize™ 3D-AR-360 Advertising Platform and the platform being the first end-to-end solution, the Company leveraging its 3D asset creation into 3D, 360, AR ads, and the anticipated global advertising spend in 2019 are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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